

December 10, 2012

<u>Via E-mail</u>
Mr. Carlos O. Souffront
General Counsel
Oriental Financial Group Inc.
Oriental Center
Professional Office Park
997 San Roberto Street, 10th Floor
San Juan, Puerto Rico 000926

> **Re: Oriental Financial Group Inc.**
> **Form 10-K**
> **Filed March 9, 2012**
> **And Form 10-Q**
> **Filed August 3, 2012**
> **File number 1-12647**

Dear Mr. Souffront:

We completed our review of your filings on October 25, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney Advisor

By E-mail: Helena Grannis
        HGrannis@cgsh